

07003464


RECEIVED
MAR - 1 2007

STATES
HANGE COMMISSION
..., D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 KEARNY STREET, 5TH FLOOR
(No. and Street)

SAN FRANCISCO,	CALIFORNIA	94108-5530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO.	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of FEBRUARY 21, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

See attached document

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On Feb 21, 2007 before me, Margaret Bryant, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Edward F Woodham
Name(s) of Signer(s)

☑ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.


MARGARET BRYANT
Commission # 1703547
Notary Public - California
San Francisco County
My Comm. Expires Nov 6, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Margaret Bryant
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: US SEC Annual Audited Report, Form X-17A-5, Part III

Document Date: ____________ Number of Pages: 2

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: Edward F Woodham
- ☐ Individual
- ☑ Corporate Officer — Title(s): CFO
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: Seven Hills Partners LLC

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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SEVEN HILLS PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
199
SECTION

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2006. This statement of financial condition is the resposibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 28, 2007

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	8,485,817
Accounts receivable, net		521,638
Securities owned, at fair value		249,999
Other assets		78,276
	$	9,335,730
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	2,016,955
Unearned revenues		80,609
Total liabilities		2,097,564
Member's equity		7,238,166
	$	9,335,730

See accompanying notes to statement of financial condition.

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business and summary of significant accounting policies

Nature of Business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as agent in the raising of capital through public and private placements of equity and debt securities of its clients.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents. During the normal course of business the Company maintains an account with a broker. At December 31, 2006, approximately $2.3 million of cash held by a broker is included in cash and cash equivalents on the statement of financial condition.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2006, the Company's allowance for doubtful accounts was approximately $93,000.

Securities Owned, at Fair Value

The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. At December 31, 2006, nonmarketable securities were valued at approximately $250,000 (approximately 2.7% of total assets). Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market and that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. Securities owned at fair value at December 31, 2006 consist of equity securities.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. The Company's results could differ from those estimates.

2. Net capital requirement

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1) (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $6,342,000, which was approximately $6,202,000 in excess of its minimum requirement of approximately $140,000.

3. Concentrations of credit risk

As of December 31, 2006, the Company maintained approximately $6.2 million of its cash balance in an interest-bearing deposit account. This balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company does not consider the risk associated with this balance to be significant. Additionally, as of December 31, 2006, the Company maintained approximately $2.3 million of its cash balance in a dividend-earning money market fund that is not FDIC insured. The Company does not consider the risk associated with this fund to be significant, though it has taken the required two percent haircut on its balance in computing net capital.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under (k)(2)(i) provided that a "Special Account for the Exclusive Benefit of Customers" is maintained.

5. Related party transactions

Due to Parent

During 2006, the Parent made payment of various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2006, and the Company is required to reimburse the Parent for these expenses. The Company records the expense when it is incurred and posts the corresponding liability to the account due to Parent. As of December 31, 2006, the Company owed the Parent approximately $2.0 million for such expenses.

6. Regulatory examination

During the second quarter of 2006, the NASD conducted a routine examination of the Company's business and operations and found the Company to be in general compliance with the rules and regulations reviewed. The NASD noted certain deficiencies and addressed them in a letter of caution. Additionally, the Company received a letter of caution from the NASD regarding the late filing of its audit reports for 2005 and 2004. In each instance, the Company responded to the NASD appropriately and continues to incorporate the NASD's recommendations into its operations.

END